Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended June 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2015		June 30, 2014
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	4,121,904	674,219	4,212,298	689,005
Cost of goods sold	(3,284,735)	(537,283)	(3,395,460)	(555,395)
Gross profit	837,169	136,936	816,838	133,610
Other operating income	16,499	2,699	12,035	1,969
Research and development costs	(138,855)	(22,712)	(122,183)	(19,985)
Selling, distribution and administrative costs	(374,101)	(61,192)	(379,509)	(62,076)
Operating profit	340,712	55,731	327,181	53,518
Finance costs	(29,755)	(4,867)	(30,656)	(5,014)
Share of profit/(loss) of associates	36	6	(61)	(10)
Share of loss of joint ventures	(6,547)	(1,071)	(9,021)	(1,476)
Profit before tax	304,446	49,799	287,443	47,018
Income tax expense	(60,741)	(9,935)	(58,180)	(9,516)
Profit for the period	243,705	39,864	229,263	37,502

Attributable to:
Equity holders of the parent	176,400	28,855	165,361	27,050
Non-controlling interests	67,305	11,009	63,902	10,452
	243,705	39,864	229,263	37,502

Net earnings per common share	4.62	$0.76	4.44	$0.73
Unit sales	115,208		127,799

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the six months ended June 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2015		June 30, 2014
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	7,801,906	1,276,156	8,763,058	1,433,371
Cost of goods sold	(6,290,307)	(1,028,904)	(7,157,867)	(1,170,810)
Gross profit	1,511,599	247,252	1,605,191	262,561
Other operating income	18,001	2,944	41,531	6,793
Research and development costs	(252,157)	(41,245)	(227,102)	(37,147)
Selling, distribution and administrative costs	(708,598)	(115,905)	(745,725)	(121,978)
Operating profit	568,845	93,046	673,895	110,229
Finance costs	(63,381)	(10,367)	(68,456)	(11,197)
Share of profit of associates	63	10	155	25
Share of loss of joint ventures	(13,330)	(2,180)	(24,191)	(3,957)
Profit before tax	492,197	80,509	581,403	95,100
Income tax expense	(100,107)	(16,374)	(114,361)	(18,706)
Profit for the period	392,090	64,135	467,042	76,394

Attributable to:
Equity holders of the parent	281,755	46,088	345,325	56,485
Non-controlling interests	110,335	18,047	121,717	19,909
	392,090	64,135	467,042	76,394

Net earnings per common share	7.38	$1.21	9.27	$1.52
Unit sales	220,254		279,708

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2015		As of December 31, 2014 (audited)
	RMB’000	US$’000	RMB’000

Cash and bank balances	3,358,830	549,403	2,509,034

Trade and bills receivables	7,678,095	1,255,904	8,113,094

Inventories	1,922,041	314,388	1,921,180

Trade and bills payables	4,455,386	728,766	4,214,289

Short-term and long-term interest-bearing loans and borrowings	2,328,542	380,879	2,286,717

Equity attributable to equity holders of the parent	7,019,074	1,148,108	6,988,432

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